SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: May 13, 2024

List of Materials

Documents attached hereto:

i) Translation of the Share Buyback Report for the period from April 1, 2024 to April 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on May 13, 2024

[This is a translation of the Share Buyback Report for the period from April 1, 2024 to April 30, 2024, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on May 13, 2024]

Class of Shares: Common Stock

1.	Status of Repurchase

(1)	Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders Not applicable

(2)	Status of a repurchase pursuant to a resolution approved by the Board of Directors

(as of April 30, 2024)

	Number of Shares		Total Amount (Yen)
Resolution approved by the Board of Directors as of May 17, 2023 (Period of Repurchase: May 18, 2023 to May 17, 2024）	25,000,000 (Maximum)		200,000,000,000 (Maximum)
Repurchases during the reporting month	(Date of repurchase) April 1 April 2 April 3	238,700 250,800 82,900	3,120,014,000 3,267,063,500 1,080,586,500
Total	—	572,400	7,467,664,000
Total number of shares repurchased as of the end of the reporting month	15,441,700		199,999,326,000
Progress of the repurchase (%)	61.77		100.00

Note 1:	The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.

Note 2:	It was resolved by the Board of Directors as of May 17, 2023 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition

(as of April 30, 2024)

	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	—	—	—
Total	—	—	—
Acquired treasury stock which was canceled	(Date of cancellation) April 10	12,612,300	128,577,353,580
Total	—	12,612,300	128,577,353,580
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	—	—	—
Total	—	—	—
Other (Exercise of stock acquisition rights)	(Date of disposition) April 3 April 4 April 11 April 18 April 30	3,400 2,100 3,300 1,800 600	34,661,640 21,408,660 33,642,180 18,350,280 6,116,760
Total	—	11,200	114,179,520
Other (Acquired treasury stock disposed as restricted stock compensation)	—	—	—
Total	—	—	—
Other (Treasury stock sold due to requests for sale from shareholders holding fractional shares)	(Date of disposition) April 12 April 15	40 40	407,784 407,784
Total	—	80	815,568
Total amount	12,623,580		128,692,348,668

Note:	The book value of the disposed treasury stock is stated in the “Total Amount of Disposition (Yen)” column above.

3.	Status of Shares Held in Treasury

(as of April 30, 2024)

Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,248,619,589
Number of treasury stock	27,733,754

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